UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-27782
001-39211

Dime Community Bancshares, Inc.
(Exact name of registrant as specified in its charter)

300 Cadman Plaza West, 8th Floor, Brooklyn, New York 11201
(718) 782-6200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧
Rule 12g-4(a)(2)	◻
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)	◻
Rule 15d-6	◻
Rule 15d-22(b)	◻

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DIME COMMUNITY BANCSHARES, INC.
as successor by merger to Dime Community Bancshares, Inc.

DATE: February 11, 2021	By:	/s/ Patricia M. Schaubeck
Patricia M. Schaubeck
Executive Vice President, General Counsel and Corporate Secretary